ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

Dear Unitholders,

I am pleased to submit my first letter to unitholders as President and Chief Executive Officer of Enterra.  One of the key objectives we stated in our 2007 Annual Report was to provide timely, reliable and comprehensive communications to our investors.  So far in 2008, we have demonstrated our efforts through conference calls, presentations and frequent news releases.  This message serves as a further step toward this end.  With this introduction to our interim report, I intend to highlight our accomplishments for the quarter in the context of our stated goal and strategies for the year.  It is important for our investors to understand management’s targets and plans for Enterra.

During the second quarter of 2008, we continued to execute on our stated goal of Increasing Operating Efficiency and Focus, and delivered the results we promised to our unitholders.  These efforts resulted in financial and operational success during the period.

Second Quarter Highlights:

Q2 2008 production on target with expectations

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Achieved average daily production of 10,099 boe per day, which was within our stated target range of 9,500 - 10,200 boe per day

Added revenue and reserve value through revised midstream marketing contracts

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$50.8 million added to proved plus probable reserve value

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79% of Oklahoma production affected

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23% improvement in effective gas pricing for production covered by these contracts

Relocated U.S. head office to Oklahoma City

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Convenient access to technical and financial services

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New office well suited to attract and retain high-calibre employees

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U.S. operational centre remains in Carney, Oklahoma

Established conventional credit facilities

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Senior revolving facility with increased borrowing base of $135 million

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Drawable second-lien facility of $15 million which declines by $3 million per quarter and terminates by September 2009

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Lower interest rates on senior and second-lien facilities

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Agreements finalized in second quarter as promised

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At this time, the second-lien remains undrawn

Executed five well drilling program in Canada with 100% success

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Five oil wells expected to add initial net production of 200 - 250 boe per day

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Follow-up wells being planned as a result of this success

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Year-to-date capital expenditures on target, with $6.4 million spent of a $15 million budget for Canadian operations

Oklahoma development continues

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Six producing wells and one water disposal well drilled with 100% success added initial net production of 150-200 boe per day

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Investment in wells and infrastructure in the U.S. totals $15.7 million year-to-date, of which $10.3 million is recoverable under the agreement with our joint venture partner.

Strategy Update

During the first half of 2008, our team remained focused on executing our stated strategies of balancing debt reduction and capital reinvestment, increasing cost discipline and growing our multi-year prospect inventory.  We will continue with these strategies for the remainder of the year.

Specifically, we will continue to focus on debt reduction.  Since December 2007, we have improved our balance sheet through a combination of asset sales and debt repayments, improving overall working capital (current assets minus current liabilities) by $57.5 million.

At the same time, we are pursuing select capital reinvestment projects which we have determined to have the best performance on a near term basis.  To the extent possible, production rates and reserve values are being preserved.

Record commodity prices this year have provided higher than expected revenues.  With commodity prices well above the levels we used for our internal budget purposes, our management team will evaluate the best use of cash flows in excess of the budget, including increases of capital spending and further debt reduction.  As we have previously communicated, our current plan does not contemplate reinstating distributions prior to November 2008.

With over 100,000 net acres of undeveloped land in Canada, our technical team has identified a number of locations for fall and winter drilling.  Resulting from our recent drilling success and land purchases, we will pursue follow-up wells in Saskatchewan and in east central Alberta.  Also in Alberta, we will participate in a high impact foothills gas well. The remainder of our 2008 capital budget for Canada will be allocated to our winter drilling program in north east British Columbia.  We anticipate drilling up to 10 additional wells in Canada during the second half of the year.

In the United States, we continue drilling at an aggressive pace, with an aim to complete up to 30 wells in 2008.  Under an area farmout arrangement, Enterra bears only minor capital costs related to the drilling program in Oklahoma.  The majority of the capital budget we have allocated to the U.S. will be spent on installation of water disposal infrastructure and land acquisition to support the pace of drilling.  We currently have over 45,000 net acres of undeveloped land in Oklahoma, which will sustain substantially more than two years of development.

Outlook for 2008

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We expect the second half of 2008 to have average production in the range of 9,200 - 9,700 boe per day, with a year end exit rate between 9,000 - 9,500 boe per day.

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We are increasing our capital program by $8 million to take advantage of certain attractive drilling opportunities that our teams have developed.

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During the third and fourth quarters we anticipate drilling 25 wells (10 net) in addition to the 19 wells (7.9 net) drilled year to date.

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We aim to achieve a bank debt level of less than 85% of our bank approved borrowing base by year end.  Funds in excess of budgeted targets will generally be applied to further balance sheet improvement over the third quarter.

Subsequent to the end of the quarter, SemGroup L.P., a significant business counter-party with Enterra in both Canada and the U.S., entered bankruptcy and creditor protection proceedings.  Enterra has moved as rapidly as possible to establish terms protecting our future dealings with the SemGroup companies.  Unpaid receivables totalling approximately $10 million are now held in abeyance during the proceedings, but the potential loss of this amount does not put Enterra at risk.  While we are optimistic that these funds will be paid, the circumstances may delay our plans for debt reduction.

July and August have also seen dramatic drops in commodity prices.  West Texas Intermediate oil has fallen over 20% since its record high of about $147.00 in early July.  Similarly, natural gas prices have dropped over 35% from over $13.00 per mmbtu to under $9.00 per mmbtu since the end of the second quarter.  This kind of volatility calls for a cautious approach.  We have modified our hedging strategy to concentrate on buying commodity price floors that help protect our business plan assumptions, but allow us to totally benefit from any upside if commodity prices go up.  At the same time, we are committed to maintaining a conservative approach for the balance of 2008, ensuring that our capital programs can be funded and that our balance sheet improves.

I am pleased to be on board with Enterra, and I am excited about our future. We have seen steady improvements in the condition of the Trust so far in 2008 and have delivered considerable results.  As our accomplishments and our ability to deliver results and improve Enterra are recognized, we feel that the results will be reflected in unitholder value.  I look forward to updating you in mid-November with our third quarter results.

Sincerely,

“Signed”

Don Klapko

President and Chief Executive Officer

August 13, 2008